April 25, 2023

To Sturm Ruger & Co., Inc. Stockholders:

CommonSpirit Health, along with co-filers including the Adrian Dominican Sisters, Peace Health, Sisters of the Holy Names of Jesus and Mary (US Ontario Province), Sisters of the Holy Cross (Indiana), Sisters of Bon Secours USA, Mercy Investment Services, The Domestic and Foreign Missionary Society of the Protestant Episcopal Church, Bon Secours Mercy Health, Congregation of St. Joseph (OH), Daughters of Charity (Province of St. Louise), Sisters of St. Francis of Philadelphia, Dominican Sisters of Sinsinawa, School Sisters of Notre Dame Cooperative Investment Fund, and Trinity Health (together, the “Proponents''), urge stockholders to vote FOR Item 6 (the “Proposal”) at the Sturm Ruger & Co., Inc. (“Ruger” or the “Company”) annual stockholder meeting on June 1, 2023.

The Proposal asks Ruger’s Board of Directors to issue a report, at reasonable expense and excluding proprietary information, assessing whether Ruger’s advertising and marketing practices may pose financial and/or reputational risks sufficient to have material impacts on the Company’s finances and operations due to levels of gun violence.

Resolved: Shareholders of Sturm Ruger & Co., Inc. (“Ruger”) request that the Board of Directors issue a report, at reasonable expense and excluding proprietary information, assessing whether Ruger’s advertising and marketing practices may pose financial and/or reputational risks sufficient to have material impacts on the company’s finances and operations due to levels of gun violence.

In summary, the Marketing Risks Report requested by the proposal would:

•    Provide all stakeholders, including investors, with critical information regarding the Company’s material risks related to its marketing and advertising practices, including unpaid marketing such as third-party marketing through social media sites or product placement in unaffiliated entities;

•    Bolster shareholder confidence regarding the Company’s governance and risk management structures related to marketing practices; and

•    Demonstrate leadership in corporate accountability and oversight of material risks related to marketing.

The report, especially if conducted by a third-party auditor, will help Ruger determine if and where it has potential material marketing risks - risks for which firearms manufacturers are not protected under applicable state consumer protection laws.1

The Company Lacks Adequate Risk Management Structures to Oversee its Marketing Practices

Ruger has no formal process or policy governing the oversight of its marketing practices despite the fact that consumer marketing and promotions are increasingly the subjects of major lawsuits being brought against firearms companies. This is a significant legal risk that could impact all shareholders. As a first step, the Company needs to understand how its marketing may create risks for its business.

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1 https://www.mass.gov/news/ag-healey-gun-manufacturers-and-dealers-are-not-exempt-from-state-consumer-protection-laws

Ruger claims that the Board Risk Oversight committee bears responsibility for marketing oversight and that it receives reports from senior management, yet this is not explicitly articulated in the responsibilities listed in the Risk Oversight Committee charter2. Importantly, investors are not able to assess the risk that marketing practices may pose to their investments because these reports are not disclosed to shareholders; therefore, as a second step, they should be made available to shareholders.

Ruger appears not to be monitoring its direct and indirect marketing and how it may expose the Company to legal and financial risks, particularly related to gun violence incidents.

In a July 2022 U.S. House Oversight Committee Hearing on the Practices and Profits of Gun Manufacturers, Ruger CEO Christopher Killoy conceded that Ruger only learns of violent events associated with its products “through its ‘customer service department,’ the media or from occasional lawsuits.”3 This lack of monitoring gives rise to concern that gun violence risks stemming from the marketing and sale of its products, whether directly, or by third parties, are also not being explicitly monitored by the Company. We note that shareholders filed a proposal in 2022 requesting a Human Rights Impact Assessment (HRIA) that, if conducted, would have included an assessment of how marketing practices might influence the risk of firearms misuse. Although 68% of shareholders supported the proposal, the Company has not performed the requested assessment.

While the Company shared self-selected direct marketing materials with the Proponents, including general marketing emails, the full range of Ruger’s marketing and promotions materials was not shared with shareholders. Also unknown is how Ruger products are marketed by suppliers and how these activities and content are tracked and assessed for their potential to incite gun violence.

The recent Remington settlement with the Sandy Hook Families set a precedent for other lawsuits that are currently being brought in subsequent mass shooting cases.

The marketing of firearms to civilians has come under tremendous scrutiny since the families of Sandy Hook settled with Remington over dangerous marketing believed to have influenced the shooter to commit the most deadly school shooting in U.S. history.4 Plaintiffs successfully made the case that hyper masculine advertising for Remington’s Bushmaster AR-15 - “Consider your man card reissued” -  glorified assault rifles and targeted at-risk young males, including through product placements in violent video games. This lawsuit opened the doors for victims of subsequent mass shootings, including the Highland Park shooting and the Uvalde school massacre, to file suit against firearms manufacturers for harmful marketing practices that contributed to the atrocities.5 These lawsuits make clear that the Protection of Legal Commerce in Arms Act (PLCAA) will not shield a company found to be contributing to gun violence through its marketing practices.

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2 https://www.ruger.com/corporate/PDF/RiskOversightCommittee.pdf

3 https://www.cnbc.com/2022/07/27/gun-companies-made-1-billion-off-assault-weapons-over-10-years-house-panel-says.html

4 https://www.nytimes.com/2022/02/15/nyregion/sandy-hook-families-settlement.html

5 https://www.cnbc.com/2022/10/06/gun-companies-sued-over-mass-shootings.html

Ruger has admitted that its marketing has come under scrutiny through litigation. In Ruger’s 10-Q report for the quarter period ended October 1, 2022, the Company listed in its “contingent liabilities” two relevant lawsuits - a suit filed by the Mexican government (dismissed) and one filed by the city of Gary, IN, that “alleges, among other claims, negligence in the design of products, public nuisance, negligent distribution and marketing, negligence per se and deceptive advertising.”6 This case has been in various states of litigation since 2009.

On March 14, 2023, Ruger became the target of yet another lawsuit over its marketing practices, when it was sued by the family of a victim of the March 2021 Boulder, CO supermarket shooting. The suit alleges harmful marketing practices that influenced the shooter in that mass casualty event.7

A quick search of YouTube uncovered a disturbing video8, seemingly glamorizing a dark side to Ruger firearms9. A Google search of video games and Ruger firearms uncovered an example in Call of Duty: Black Ops Cold War10 wherein players can select at least two Ruger-style firearms.11

Having a clear understanding of how and where Ruger’s products and/or branding are being featured in advertising and promotions is critical if the Company is to avoid these serious legal, financial and reputational risks. Only through a comprehensive assessment and disclosure of the full range of its direct and indirect marketing and promotional activities will this information become available.

Summary Statement

As of April 1st, there had been more than 130 mass shootings in the U.S. in 2023, including yet another school shooting with an AR-style weapon, this time in Nashville, which resulted in the deaths of three children and three adults. Along with the expected calls for tighter federal gun control legislation, these events rightfully invite public scrutiny around firearms manufacturers’ roles and responsibilities to mitigate the risks of gun violence. Without a complete and unbiased assessment of its marketing practices, Ruger will not be able to accurately gauge its related risks. As a result, Ruger will be exposed to further, and potentially more significant, litigation if one or more of its firearms is used in another high-profile mass shooting. Where state laws protect the consumer from unfair marketing, future gun-related mass casualty events will focus on the make and model of the weapons used and marketing strategies associated with those products. Resources invested in understanding the Company’s marketing risks now would likely help protect the Company going forward.

Proponents of the successful 2022 proposal requesting a Human Rights Impact Assessment believe that Ruger has an obligation to respond to its shareholders. Marketing practices could be assessed as part of a comprehensive HRIA, but absent such an assessment, an unbiased review and report on Ruger’s marketing practices is essential for investors to understand the potential risks and to protect long-term shareholder value.

Proponents urge your support for this proposal.

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6 https://www.ruger.com/corporate/PDF/10Q-2022-10-01.pd

7 https://apnews.com/article/colorado-supermarket-shooting-lawsuit-gun-maker-ruger-b78a272993615b32dc233a445c2dbbca

8 https://www.youtube.com/shorts/av3USVoQUzQ

9 https://www.youtube.com/shorts/av3USVoQUzQ

10  https://www.imfdb.org/wiki/Call_of_Duty:_Black_Ops_Cold_War

11 https://www.imfdb.org/wiki/Call_of_Duty:_Black_Ops_Cold_War

The filer of this document is Mercy Investment Services, Inc. 2039 N. Geyer Rd., St. Louis, MO 63131